[LURIO & ASSOCIATES, P.C. LETTERHEAD]

October 13, 2010

VIA ELECTRONIC FILING
Mark P. Shuman, Esquire
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	USA Technologies, Inc.
Registration Statement on Form S-1
Filed August 3, 2010
Amended on October 12, 2010
File No. 333-168506

Dear Mr. Shuman:

This office represents USA Technologies, Inc. (the “Company”).  This letter responds to the staff’s comment letter dated August 30, 2010 relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment.

General

1.
Please amend your registration statement to include or incorporate by reference updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X. Update related disclosure throughout the filing accordingly.

Response

This will confirm that the Company has incorporated by reference into its Amendment No.1 to Form S-1 its annual report on Form 10-K for the year ended June 30, 2010, which contains updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X.  The Company has also updated related disclosure throughout the filing accordingly.

Please contact the undersigned directly at (215) 665-9300 (extension 105) with any questions you may have regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio
cc: Mr. George R. Jensen, Jr.